Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated May 14, 2015

Relating to the Preliminary Prospectus dated May 4, 2015

Registration Statement No. 333-193182

On May 14, 2015, Fortress Transportation and Infrastructure Investors LLC (the “Company”) filed Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form S-1 (Registration No. 333-193182) to update certain disclosures that had been provided in its Preliminary Prospectus dated May 4, 2015 contained in Amendment No. 5 to its Registration Statement. The following summarizes the disclosure in the prospectus included in Amendment No. 7 that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” “our” and the “Company” are used in the manner described in the Preliminary Prospectus. The below is marked to show changes to Amendment No. 5 and page numbers used herein refer to the Preliminary Prospectus contained in Amendment No. 5. The revised Preliminary Prospectus, as well as Amendment No. 7 to the Registration Statement of which it forms a part, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1590364/000119312515187726/d616610ds1a.htm

I.	In order to clarify the disclosure, the Company has renamed “Cash Available for Distribution” as “Funds Available for Distribution” or “FAD.” The Company has updated such references throughout the Registration Statement. The Company has clarified the disclosure throughout the Registration Statement to note that, as a public company, the Company cannot assure whether it will pay dividends in amounts or on a basis consistent with prior distributions to its investors, if at all. The Company has clarified the disclosure throughout the Registration Statement to note that FAD’s primary purpose is to serve as a metric in evaluating the Company’s ability to meet its stated dividend policy as described in the Registration Statement. The Company has clarified the disclosure throughout the Registration Statement to also note that FAD is not the primary source of liquidity to fund capital expenditures, future acquisitions and other investments and does not include alternative sources of liquidity or the expenditures necessary for these investments. Additionally, the Company has revised the disclosure in the Registration Statement to disclose historical capital distributions when disclosing FAD and as follows:

The Company has revised the disclosure on pages 2, 3, 26, 61 and 111 as follows:

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and our long term goal is to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “Dividend Policy.” For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the continued performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a further discussion of FAD, including its potential limitations as a liquidity measure. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject, see “—Dividend Policy.” For more information regarding our organizational structure following the consummation of this offering, see “—Our Organizational Structure.”

The Company has revised the disclosure on pages 8, 9 and 117 as follows:

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a further discussion of FAD, including its potential limitations as a liquidity measure. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. Our long term goal is to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “—Our Organizational Structure” for information regarding our organization structure following the consummation of this offering and “Dividend Policy.”

We have also added additional disclosures regarding the limitations and assumptions underlying FAD, including an analysis of any overage or shortfall between FAD on a historical basis and the projected distribution of $0.33 per share. We have clarified our disclosure about the uncertainties in our ability to generate sufficient FAD in the future and the potential sources of cash to fund any future shortfalls. We have clarified that the 2013 and 2014 distributions were capital distributions and not dividends.

The Company has clarified that i) the presentation of FAD without giving effect to our significant acquisitions in 2014 is meaningful to investors in evaluating our ability to make our projected distributions, ii) cash inflows from sales of assets are included in FAD, however FAD does not capture cash outflows to acquire the assets in the first place, iii) the Company’s historical liquidity requirements for capital expenditures and acquisitions are unrelated to FAD and iv) FAD does not include any reductions for maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments. It has also included disclosure of the corresponding GAAP operating, investing and financing cash flow measures when discussing FAD.

The Company has revised the disclosure on pages 10, 11 and 91 as follows:

FAD is not a financial measure prepared in accordance with GAAP. The Company uses FAD in evaluating its ability to meet its stated dividend policy as described in the prospectus. The Company believes that FAD will be a useful metric for investors and analysts for similar purposes. However, as described below, FAD is subject to a number of limitations and assumptions and there can be no assurance that the Company will generate FAD sufficient to meet its intended dividends. The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities.

Definition

The Company defines FAD as:

•	cash from operating activities

•	plus:

•	principal collections on finances leases,

•	proceeds from the sale of assets, and

•	return of capital distributions from unconsolidated entities,

•	less:

•	payments on debt, and

•	capital distributions to non-controlling interests, and

•	excluding changes in working capital.

	Three Months Ended
	March 31, 2015
	Low	High
	(Unaudited)
	Range (amounts in thousands except for share and per share data)
Cash from Operating Activities	$5,750	$6,750
Add: Principal Collections on Finance Leases	2,750	3,100
Add: Proceeds from the Sale of Assets	100	150
Add: Return of Capital Distributions from Unconsolidated Entities	875	975
Less: Payments on Debt	(3,750)	(4,750)
Less: Capital Distributions to Non-Controlling Interests	—	(200)
Exclude: Changes in Working Capital	7,675	8,375

Funds Available for Distribution (FAD) (1)	$13,400	$14,400

Unaudited FAD per share, basic and diluted, as adjusted for the Distribution	0.25	0.27
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	53,502,873	53,502,873

(1)	Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million. Our preliminary estimates of the corresponding GAAP operating, investing and financing measures are as follows:

	Three Months Ended March 31, 2015
	Low	High
	(Unaudited) Range (In thousands)
Cash from operating activities	$5,750	$6,750
Cash from investing activities	(36,150)	(35,150)
Cash from financing activities	44,125	45,125

We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2015 are not yet complete and, as a result our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements. Additional items that may require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies,” “Risk Factors—Risks Relating to Our Business” and “Forward-Looking Statements.”

PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Limitations

FAD has material limitations as a liquidity measure of the Company because such measure excludes items that are required elements of the Company’s net cash (used in) provided by operating activities as described below. You should not consider FAD in isolation or as a substitute for analysis of the Company’s results of operations under GAAP and it is not the only metric that you should consider when evaluating the Company’s ability to meet its stated dividend policy. Specifically:

•	FAD does not include equity capital called from the Company’s existing limited partners, proceeds from this offering, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in the Company’s operations.

•	FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified. For example, FAD does not give pro forma effect to our acquisition of the Jefferson Terminal because the terminal was not fully operational when we purchased it and is currently in the process of significantly ramping up its operations. As a result, the historical performance of the Jefferson Terminal is not indicative of potential future results. In addition, FAD does not give pro forma effect to our acquisition of CMQR because we purchased CMQR out of bankruptcy when the railway was not fully operational, and the railway is currently in the process of ramping up its operations. As a result, the historical performance of the CMQR is not indicative of potential future results.

•	While FAD reflects the cash inflows from the sale of certain assets, FAD does not reflect the cash outflows to acquire the assets as the Company relies on alternative sources of liquidity to fund such purchases.

•	FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as the Company has multiple sources of liquidity and intends to fund these expenditures with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.

•	FAD does not reflect any maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments.

•	FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company’s distribution decisions.

•	Management has significant discretion to make distributions and the Company is not bound by any contractual provision that requires it to use cash for distributions.

If such factors were included in FAD, there can be no assurance that the results would be consistent with the Company’s presentation of FAD. For example, the Company’s 2014 acquisitions of Jefferson Terminal and CMQR in our Infrastructure Business would have had a negative impact on 2014 FAD, as both generated negative operating results, had such acquisitions been consummated at the beginning of the year.

Intended Second Quarter Dividend Critical Assumptions

For the second quarter of 2015, the Company intends to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. The Company has historically not generated sufficient funds available for distribution to support this payout amount and there can be no assurance that the Company will be able to meet its goals.

The shortfall between our historical funds available for distribution and our intended second quarter dividend of $0.33 per share primarily relates to fewer owned assets in our Equipment Leasing Business and negative operating performance in our Infrastructure Business during the historical periods presented below.

Historical FAD per share
Three Months Ended	2014 Quarterly	2013 Quarterly
March 31, 2015	Average	Average
0.25 to 0.27(1)	0.21(1)	0.26(1)

(1)	Per share amount calculated using unaudited weighted average shares outstanding, as adjusted for the Distribution, of 53,502,873

After giving effect to the Distribution and this offering, our total shares outstanding will be 73.5 million, and our annualized dividend based on the intended payout of $0.33 per share per quarter will be approximately $97 million.

For the first quarter 2015, assuming the mid-point of our range for FAD excluding the impact of the Jefferson Terminal segment, our existing assets generated approximately $18.4 million in FAD, or $73.6 million on an annualized basis, and we expect this number to grow to approximately $80.0 million, or $0.27 per share per quarter, based on increased utilization levels in our Aviation Leasing segment.

We expect that the utilization level of our Jefferson Terminal will increase from its current level of approximately 10% to between 50% and 70%, or to 1.5 – 2 trains per day and at rates consistent with our existing take-or-pay contract. At this level of utilization and rates, we would expect Jefferson Terminal to contribute approximately $23 million to $37 million of FAD, distributions of which are limited to not more than $10 million per any calendar year (or $25 million in the aggregate during the term of the facility) pursuant to the terms of the Jefferson Terminal Credit Agreement.

Similarly, we believe that the performance of CMQR will improve and we currently expect that CMQR will generate $25 million to $30 million in revenue on an annualized basis and will contribute approximately $7.0-$8.5 million of additional FAD. These two sources of FAD are expected to generate at least $30 million of FAD, or $0.10 per share per quarter (or $0.06 per share per quarter if distributions are limited to not more than $10 million per calendar year pursuant to the terms of the Jefferson Terminal Credit Agreement).

Assumptions are inherently uncertain and there can be no assurance that actual results will not differ from the assumptions set forth above.

In addition to the factors outlined above, the Company’s ability to pay this dividend is subject to certain critical assumptions, including:

•	Existing investments in our Equipment Leasing Business continue to generate returns generally consistent with prior performance.

•	Improved performance in our Infrastructure Business, including Jefferson Terminal and CMQR.

•	An increase in FAD versus historical amounts and our ability to generate FAD consistent with our intended payout. In prior periods we have generated FAD less than our projections and funded shortfalls in part with proceeds from equity and debt financings.

•	The continued availability of alternative sources of liquidity.

II.	The Company has clarified that capital expenditures, future acquisitions and other investments are not included in the Company’s calculation of FAD and are not reflected in the $13.4 million to $14.4 million range of projected FAD for the quarter ended March 31, 2015. The Company has amended footnote 1 on page 11 as follows:

Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

In addition, the Company has amended footnote 1 on page 58 as follows:

Consists of (i) $201.9 million of net equity capital expected to be called from existing limited partners of the Onshore Partnership and the Offshore Partnership, (ii) offering proceeds of $371.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $22.1 million of historical cash and cash equivalents as of December 31, 2014. Approximately $49.5 million of the $251.4 million in net equity capital received since December 31, 2014 has been invested or is expected to be invested in our operations and is not reflected in cash and cash equivalents. Such amounts are not included in the Company’s calculation of FAD.

III.	The Company has clarified that the acquisition pipeline does not include any transactions that are subject to binding agreements at this time. The relevant changes are as follows:

Insertion of a new sentence at the end of the fourth paragraph under “Our Strategy” on pages 4 and 116:

As of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.

Insertion of additional language under “Additional Acquisition Pipeline” on pages 12 and 123:

In addition to our current investment portfolio, we have been and continue to be active in evaluating and pursuing various attractive acquisition opportunities. We are currently evaluating over $1.5 billion (measured by equity capital) of potential Infrastructure and Equipment Leasing acquisitions. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. These opportunities are in varying stages of development from preliminary diligence, to submission of a non-binding offer, and through delivery of a non-binding letter of intent and negotiation of key terms. However, as of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions. We plan to use the net proceeds from this proposed offering to help fund this acquisition pipeline.

IV.	The Company has clarified its planned capital expenditures, business and asset acquisitions for the next 12 months by adding the following language under “Liquidity and Capital Resources” on page 91:

As of December 31, 2014, planned capital expenditures for the Company and its subsidiaries for the next 12 months totaled approximately $105 million, occurring primarily at the Jefferson Terminal segment. The Company expects to fund a portion of its share of the capital expenditures with approximately $49 million of net equity capital received from its limited partners since December 31, 2014 (exclusive of the $201.9 million in capital the Company has called prior to this offering). The remaining amounts are expected to be funded by both borrowings and contributions from non-controlling interest holders.

In addition, the Company is currently evaluating over $1.5 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. See “Summary—Recent Developments—Acquisition Pipeline.” However, as of the date of this prospectus, none of the above-referenced pipeline transactions or negotiations are definitive or included within our planned liquidity needs of the Company.

V.	The Company has included in the Summary Financial Information beginning on page 22 a column that reflects the unaudited pro forma combined financial information included elsewhere in the Registration Statement. The revised summary table and related introductory information is set forth below.

The unaudited pro forma combined financial information has been prepared to reflect adjustments to our historical consolidated financial information that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on our results. However, such adjustments are estimates based on certain assumptions and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma combined financial information.

The unaudited pro forma combined financial information gives effect to the following (the “Pro Forma Transactions”):

•	the acquisition of Montreal, Maine and Atlantic Railway Ltd. (“MM&A—U.S.”) and Montreal, Maine and Atlantic Canada Co (“MM&A—Canada”) on May 15, 2014 and June 30, 2014, respectively, which are accounted for as business combinations. The acquired businesses were renamed as CMQR subsequent to the acquisition;

•	the acquisition of a 60% interest in Jefferson Terminal on August 27, 2014, which was accounted for as a business combination and the financing under the new credit facility entered into in connection with such acquisition;

•	the management fee payable to the Manager and the incentive compensation allocable to the General Partner following this offering; and

•	the issuance of common shares to the Initial Shareholders immediately prior to this offering in exchange for existing membership interests in the Company.

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 gives effect to the Pro Forma Transactions as if they had occurred as of January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 gives effect to the Pro Forma Transactions, as if they had occurred on December 31, 2014.

The following summary historical consolidated and unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	PRO FORMA (UNAUDITED)	HISTORICAL
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Statement of Operations data:	(in thousands except for share and per share data)
Equipment leasing revenues	$45,154	$43,984	$19,530
Infrastructure revenues	21,021	13,946	—

Total revenues	66,175	57,930	19,530

Operating expenses	34,542	27,223	3,157
General and administrative (1)	39,739	2,007	805
Acquisition and transaction expenses	310	11,450	260
Management fees to affiliate	9,255	5,463	2,211
Depreciation and amortization	21,266	15,998	3,909
Interest expense (2)	14,963	5,872	2,816

Total expenses	120,075	68,013	13,158

Equity in earnings of unconsolidated entities, net	6,093	6,093	10,325
Gain on sale of equipment, net	1,403	7,576	2,415
Gain on sale of unconsolidated entity	—	—	6,144
Interest income	186	186	23
Other income (expense)	(4,519)	20	—

Total other income	3,163	13,875	18,907

(Loss) Income before income taxes	(50,737)	3,792	25,279
Provision for income taxes	874	874	—

Net (loss) income	(51,611)	2,918	25,279
Less: Net (loss) income attributable to non-controlling interest in consolidated subsidiaries	(24,312)	(4,862)	458

Net (loss) income attributable to members	$(27,299)	$7,780	$24,821

Unaudited (loss) earnings per share, basic and diluted, as adjusted for the Distribution	(0.51)	0.15	0.46
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	53,502,873	53,502,873	53,502,873
Adjusted Net Income (3)		$20,657	$25,081
Adjusted Net Income (4)		$89,313	$70,397

(1) The increase in pro forma general and administrative expense as compared to historical periods is primarily attributable to approximately $37 million in general and administrative expenses incurred by Jefferson Terminal during its pre-acquisition period in 2014.

(2) The increase in pro forma interest expense as compared to historical periods is primarily attributable to reflecting the interest expense associated with the $100 million term loan from Morgan Stanley Senior Funding, Inc., entered into in connection with the Jefferson Terminal acquisition as if the term loan had been outstanding since January 1, 2014. The term loan has a variable interest rate, which is calculated as 9% at the date of acquisition.

	PRO FORMA (UNAUDITED)	HISTORICAL
	December 31, 2014	December 31, 2014	December 31, 2013
Balance Sheet data:	(in thousands)
Total assets	$1,404,201	$1,404,201	$278,647
Debt obligations	592,867	592,867	73,388
Total liabilities	690,704	690,704	82,763
Total members’ equity	713,497	713,497	195,884

VI.	The Company has expanded its disclosure to explain in greater detail the restricted payment covenants in its subsidiaries debt agreements and their impact on the Company’s ability to make distributions.

The Company has revised the disclosure on page 53 as follows:

Although we currently intend to pay regular quarterly dividends to holders of our common shares, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Our long term goal is to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “Dividend Policy.” Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements. For example, the Jefferson Terminal Credit Agreement (as herein defined) contains a covenant that limits its ability to pay dividends to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations” for a discussion of the restrictions on distributions contained in the Jefferson Terminal Credit Agreement. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See “Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations.”

The Company has revised the disclosure on page 93 under the “Jefferson Terminal Credit Agreement” as follows:

The Jefferson Terminal Credit Agreement contains a restricted payment covenant that restricts the Jefferson parties to the agreement and their subsidiaries from making distributions to us unless (a) the Jefferson Group Members (as defined in such agreement) would, on a pro forma basis after giving effect to such restricted payment, have a total debt leverage ratio of not more than 2.50 to 1.00 and (b) such distributions do not exceed $10 million in any calendar year or $25 million in the aggregate during the term of the Jefferson Terminal Credit Agreement. This restriction is subject to a number of other exceptions, including, among others, an exception for (a) issuances of equity to management not in excess of $2 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years), (b) exceptions for activities otherwise permitted by the Jefferson Terminal Credit Agreement, to the extent such activities constitute a restricted payment, (c) exceptions for payments made with respect to (i) operating costs and expenses of FTAI Energy Partners LLC incurred in the ordinary course of business, other corporate overhead costs and expenses of FTAI Energy Partners LLC, (ii) taxes, (iii) permitted tax distributions, (iv) financing for certain permitted investments, (v) salary, bonus and other benefits payable to officers and employees of parent and any other director or indirect parent company of Jefferson Gulf Coast Energy Holdings LLC to the extent related to the ownership or operation of Jefferson Gulf Coast Energy Holdings LLC, and (vi) fees and expenses related to any unsuccessful equity or debt offering by Parent that is directly attributable to the operations of Jefferson Gulf Coast Energy Holdings LLC, Jefferson Gulf Coast Energy Partners LLC or their subsidiaries. As a result of these restrictions, Jefferson may only make limited distributions to us, if any, which in turn limits the availability of cash from Jefferson that we may use to make distributions to our shareholders.

The Company has revised the disclosure on page 93 under the “Series 2012 Bonds” as follows:

On August 1, 2012, Jefferson County Industrial Development Corporation issued $46.9 million of its Series 2012 Bonds to specifically fund construction and operation of an intermodal transfer facility for crude oil and refined petroleum products. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust as restricted cash, to ensure adherence to the restrictions of the use of the funds. Use of the proceeds requires approval from a trustee prior to release of funds. Such restricted cash may only be released to us after payment of applicable reserves, including a six-month interest reserve, and expenses, as determined by the trustee.

VII.	The Company has expanded its disclosure on page 10 to quantify the Company’s expected range of net income and net income attributable to members for the three months ended March 31, 2015. The revised disclosure is as follows:

Preliminary Estimated Results for the Three Months Ended March 31, 2015. For the three months ended March 31, 2015, we expect to report total revenues in the range of $33.0 million to $35.0 million, comprised of Equipment Leasing revenues in the range of $22.5 million to $23.5 million and Infrastructure revenues in the range of $10.5 million to $11.5 million. For the three months ended March 31, 2015, we expect to report net income in the range of $1.4 million to $2.4 million, and net income attributable to members in the range of $5.0 million to $6.0 million. For the three months ended March 31, 2015, we expect to report Funds Available for Distribution (“FAD”) in the range of $13.4 million to $14.4 million.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the final prospectus related to the offering may be obtained from Citigroup Global Markets Inc., telephone: 1 (800) 831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated, telephone: 1 (866) 500-5408; or Barclays Capital Inc., telephone 1 (888) 603-5847.